FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 April 2014

GRUPO FINANCIERO HSBC, S.A. DE C.V.
                               FIRST QUARTER 2014 FINANCIAL RESULTS - HIGHLIGHTS

• Net income before tax for the first quarter of 2014 was MXN1,553m, a decrease of MXN477m or 23.5% compared with MXN2,030m for the first quarter of 2013.

• Net income for the first quarter of 2014 was MXN1,460m, a decrease of MXN24m or 1.6% compared with MXN1,484m for the first quarter of 2013.

• Total operating income, net of loan impairment charges, for the first quarter of 2014 was MXN6,925m, a decrease of MXN181m or 2.5% compared with MXN7,106m for the first quarter of 2013.

• Loan impairment charges for the first quarter of 2014 were MXN1,525m, a decrease of MXN43m or 2.7% compared with MXN1,568m for the first quarter of 2013.

• Administrative and personnel expenses for the first quarter of 2014 were MXN5,382m, an increase of MXN299m or 5.9% compared with MXN5,083m for the first quarter of 2013.

• The cost efficiency ratio was 63.7% for the first quarter of 2014, compared with 58.6% for the first quarter of 2013.

•    Net loans and advances to customers were MXN194.4bn at 31 March 2014, an increase of MXN5.8bn or 3.1 % compared with MXN188.6bn at 31 March 2013. Total impaired loans as a percentage of gross loans and advances as      at 31 March 2014 increased to 6.2% compared with 2.2% at 31 March 2013.

• At 31 March 2014, deposits were MXN269.0bn, an increase of MXN4.0bn or 1.5% compared with MXN265.0bn at 31 March 2013.

• Return on equity was 10.7% for the first quarter of 2014 compared with 11.2% for the first quarter of 2013.

• At 31 March 2014, the bank's total capital adequacy ratio was 14.4% and the tier 1 capital ratio was 11.9% compared with 16.8% and 13.7% respectively at
31 March 2013.

• In the first quarter of 2014, the bank paid a dividend of MXN576m, representing MXN0.30 per share, and Grupo Financiero HSBC paid a dividend of MXN3,781m, representing MXN1.34 per share.

2013 results have been restated to reflect HSBC Fianzas, the bonding company which has been sold, as a discontinued operation.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 March 2014) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

After a challenging 2013 in economic terms, Mexico's full year economic growth was 1.1%. During the first quarter, the Mexican economy remained weak as external demand moderated in part because of the disruptive weather in the US, which impacted negatively Mexican exports at the beginning of the year causing a delay in shipments, and domestic demand continued to struggle to grow. During 2013, monetary policy rate was cut several times from 4.5% to the current 3.5% rate.

For the quarter ended 31 March 2014, Grupo Financiero HSBC's net income before tax was MXN1,553m a decrease of MXN477m or 23.5% compared with the same quarter in 2013. The decrease was driven mainly by higher administrative and personnel expenses, lower net interest income and lower net fee income, partially offset by a decrease in loan impairment charges and higher other operating income.

Net income was MXN1,460m, a decrease of MXN24m or 1.6% compared with the first quarter of 2013 due to lower tax expenses, largely due to higher inflationary effects which benefited the effective tax rate in the first quarter of 2014.

Net interest income was MXN5,367m, a decrease of MXN337m or 5.9% compared with the first quarter of 2013. The decrease is mainly due to the insurance related business which accounted for MXN249m of the decrease and lower interest income in non-interest bearing deposits due to a decrease in market rates affecting spreads, partially offset by higher average portfolio balances in consumer and mortgage loans, as well as higher spreads in credit cards.

Loan impairment charges were MXN1,525m, a decrease of MXN43m or 2.7% compared with the first quarter of 2013. The decrease is mainly explained by higher loan impairment charges in 2013 related to a project finance in the commercial loan portfolio partly compensated by an increase in the impaired consumer loan portfolio arising from loan growth and portfolio deterioration, the latter being in line with general market condition. The new CNBV regulation relating to the methodology for calculating loan impairment allowances for financial entities lending was implemented in March 2014. The implementation of this new methodology increased loan loss allowances by MXN30m, which were recognised though retained earnings.

Net fee income for the first quarter of 2014 was MXN1,552m, a decrease of MXN76m or 4.7% compared with the first quarter of 2013. This decrease is mainly explained by lower account services, alternative channels and investment funds fees, partially offset by MXN50m commissions related to the exclusive distribution agreement for general insurance sales in branches signed in April 2013.

Trading income of MXN726m was largely unchanged from the first quarter of 2013. The reduction in Cetes and TIIE rates during February 2014 generated gains in the rate business that were offset by a decrease in derivatives, bonds and foreign exchange unrealized gains.

Other operating income was MXN805m, an increase of MXN184m or 29.6% compared with the first quarter of 2013. This increase is mainly due to higher recoveries recognition from previous years, higher releases of loan impairment charges recognised in 2014 and an increase in gains on sale of foreclosed assets.

Administrative and personnel expenses were MXN5,382m, an increase of MXN299m or 5.9% compared with the first quarter of 2013. This increase is mainly due to investment in the compliance and risk functions in line with the implementation of Global Standards funded by sustainable cost savings that had been generated in previous years.

The cost efficiency ratio was 63.7% for the quarter ended 31 March 2014, compared with 58.6% for the quarter ended 31 March 2013.

The effective tax rate was 7.5% for the quarter ended 31 March 2014, compared with 30.7% for the quarter ended 31 March 2013. This variance is largely due to higher inflationary effects which benefited the effective tax rate in the first quarter of 2014.

Discontinued operations include the general insurance manufacturing businesses sold in April 2013, with a gain following adjustments at the completion of the sale recognised in the first quarter of 2014, and HSBC Fianzas, the bonding company, which was sold in December 2013.

Grupo Financiero HSBC's insurance subsidiary, HSBC Seguros, reported net income before tax of MXN361m for the quarter ended 31 March 2014, excluding discontinued operations and one-offs, a decrease of 35.0% compared with the first quarter 2013. This was mainly due to an increase in the claims ratio compared with the same period of 2013, mainly due to an increase in maturity of the Becahorro (endowment) insurance product portfolio. Gross written premiums for life insurance products performance is lower compared with the same period in 2013 due to reduced life insurance (T5) sales, while Becahorro insurance product gross written premiums increased 14.4% compared with the same period in 2013.

Net loans and advances to customers were MXN194.4bn at 31 March 2014, an increase of MXN5.8bn or 3.1% compared with MXN188.6bn at 31 March 2013. The performing mortgage loan portfolio increased by 24.0% and the performing consumer loan portfolio increased by 4.7%, primarily in personal loans and credit cards, compared to the position at 31 March 2013. The performing commercial loan portfolio decreased by 0.9%, while government loans decreased 29.1% mainly due to a repayment of one significant loan during 2013, compared to the position at 31 March 2013.

At 31 March 2014, total impaired loans increased by 194.7% to MXN12.7bn compared with MXN4.3bn at 31 March 2013. The higher impaired loan portfolio is largely associated with increased impaired commercial loans related to the performance of certain home builders during 2013. Total impaired loans as a percentage of total loans and advances to customers increased to 6.2% compared with 2.2% at 31 March 2013. The non-performing loan ratio of mortgage and consumer impaired loan portfolios increased to 3.7% compared with 3.3% at 31 March 2013, as a result of the Mexican economic performance.

Total loan loss allowances at 31 March 2014 were MXN11.8bn, an increase of MXN2.3bn or 23.7% compared with 31 March 2013. The total coverage ratio (allowance for loan losses divided by impaired loans) was 92.5% at 31 March 2014 compared with 220.5% at 31 March 2013. This decrease was primarily a result of the increase in impaired commercial loans. The new CNBV regulation relating to the methodology for calculating loan impairment allowances for financial entities lending were implemented in March 2014. The implementation of this new methodology increased loan loss allowances by MXN30m, which were recognised though retained earnings.

Total deposits were MXN269.0bn at 31 March 2014, an increase of MXN4.0bn or 1.5% compared with 31 March 2013. Demand deposits decreased by 1.7% while time deposits increased by 5.0%, mainly due to better customer acquisition following the "Gran Venta" campaign launched in January 2014.

At 31 March 2014, the bank's total capital adequacy ratio was 14.4% and the tier 1 capital ratio was 11.9% compared with 16.8% and 13.7% respectively at 31 March 2013.

In the first quarter of 2014, the bank paid a dividend of MXN576m representing MXN0.30 per share and Grupo Financiero HSBC paid a dividend of MXN3,781m representing MXN1.34 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM increased average time deposit balances for the first quarter of 2014 by 1.7% compared with the first quarter of 2013 mainly due to better customer acquisition following the "Gran Venta" Campaign launched in January 2014.

RBWM increased average performing loan balances by 12.6% compared with the same quarter of 2013 mainly due to personal loans, mortgages and credit card. Personal loans average balances increased by 19.9% compared with the same period of 2013. Average mortgage balances increased by 25.4% compared to the same period of 2013 as a result of competitive rate products in the.

Credit card average balances increased 9.2% compared to the same quarter of 2013 mainly due to a higher number of transactions.

Commercial Banking (CMB)

CMB results for the first quarter 2014 were impacted by lower performing loan balances, mainly related to exposure to home builders' portfolios and a strategic reduction in the business banking loan balances, coupled with lower spreads in deposits.

Aligned to our global strategy of becoming the leading international trade and business bank, CMB continues to increase connectivity with global customers throughout the world. It is important to highlight the following points:

· Further action continues to support international SMEs through the US$1bn International Growth Fund; approximately one third of the Fund has been authorized to customers nine months after launch and 28.5% of that has been      deployed. The International Growth Fund has played an important role in delivering overall SMEs loan growth of 26.4% over the prior year.

·  Continued progress in collaboration with Global Banking and Markets (GBM) and Global Private Banking. Closer coordination with GBM expertise has delivered growth in more complex products with sophisticated clients.

Global Banking and Markets

Global Banking continued to grow average performing loan portfolios, which increased by 6.8% compared with the same period of 2013, notwithstanding there were significant prepayments during 2013. Higher loan balances resulted in 14% higher fees related to financial structuring services compared with the same period of 2013.

During the first quarter of 2014, total Global Markets revenues were particularly strong in the rate and foreign exchange businesses, due to increased activity and market participation, as well as an appropriate positioning. The reduction in Cetes and TIIE rates (-24bps and -22bps respectively) on average during February 2014, generated gains of  MXN680.8m, an increase of MXN914.5m compared with a loss of MXN233.7m in the first quarter of 2013, offset by a decrease in derivatives, bonds and foreign exchange unrealized gains of MXN917.1m, or 96% compared with the same period of 2013.

As a result of the increased business in the bond and interest rate markets, during the first quarter of 2014 HSBC was placed third in the ranking of Market Makers for the Mexican Ministry of Finance (SHCP).

Grupo Financiero HSBC's first quarter 2014 financial results as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the quarter ended 31 March 2014, on an IFRS basis, Grupo Financiero HSBC reported a net income before tax of MXN842m, a decrease of MXN884m or 51.2% compared with MXN1,726m for the quarter ended 31 March 2013.

The higher net income before tax reported under Mexican GAAP is largely due to higher loan impairment charges under IFRS as a result of the different provisioning methodologies, coupled with a reduction of the present value of in-force long-term insurance business, a concept which is only recognised under IFRS, as well as with higher deferral of fees paid on the origination of loans and other effective interest rate adjustments. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 987 branches, 6,045 ATMs and approximately 17,500 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, the Middle East and North Africa and with assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

For further information contact: Mexico City
Lyssette Bravo	Rafael Toro
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 2864

London
Donal McCarthy	Guy Lewis
Corporate Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2014	2013	2014	2013
Assets

Cash and deposits in banks	39,657	55,703	39,657	55,703

Margin accounts	-	-	-	-

Investment in securities	177,021	157,690	161,642	141,915
Trading securities	54,731	37,225	50,216	30,589
Available-for-sale securities	105,138	104,803	105,138	104,803
Held to maturity securities	17,152	15,662	6,288	6,523

Repurchase agreements	-	3,229	-	3,229

Derivative transactions	48,873	54,171	48,873	54,171

Performing loans
Commercial loans	106,105	107,067	106,105	107,067
Loans to financial intermediaries	7,358	5,427	7,358	5,427
Consumer loans	36,497	34,848	36,497	34,848
Mortgage loans	24,538	19,784	24,538	19,784
Loans to government entities	18,903	26,670	18,903	26,670
Total performing loans	193,401	193,796	193,401	193,796
Impaired loans
Commercial loans	10,347	2,460	10,347	2,460
Loans to financial intermediaries	-	-	-	-
Consumer loans	1,634	1,194	1,634	1,194
Mortgage loans	699	673	699	673
Loans to government entities	70	-	70	-
Total impaired loans	12,750	4,327	12,750	4,327
Gross loans and advances to customers	206,151	198,123	206,151	198,123
Allowance for loan losses	(11,798)	(9,539)	(11,798)	(9,539)
Net loans and advances to customers	194,353	188,584	194,353	188,584
Accounts receivable from insurers and bonding companies	28	3	-	-
Premium receivables	38	55	-	-
Accounts receivable from reinsurers and rebonding companies	69	74	-	-
Benefits to be received from trading operations	176	292	176	292
Other accounts receivable	54,654	53,246	53,582	52,631
Foreclosed assets	152	201	152	201
Property, furniture and equipment, net	6,822	7,138	6,822	7,138
Long-term investments in equity securities	239	233	156	145
Assets held for sale	24	482	2	-
Deferred taxes	7,603	5,655	7,489	5,574
Goodwill	1,048	1,048	-	-
Other assets, deferred charges and intangibles	3,256	3,237	3,157	3,044
Total assets	534,013	531,041	516,061	512,627

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2014	2013	2014	2013
Liabilities
Deposits	269,047	265,007	269,428	265,476
Demand deposits	159,248	162,072	159,629	162,541
Time deposits	103,642	98,666	103,642	98,666
Money market instruments	6,157	4,269	6,157	4,269

Bank deposits and other liabilities	26,710	29,849	26,710	29,849
On demand	2,767	7,031	2,767	7,031
Short-term	21,864	20,788	21,864	20,788
Long-term	2,079	2,030	2,079	2,030

Repurchase agreements	53,875	38,608	53,875	38,608
Stock borrowing	-	-	-	-
Financial assets pending to be settled	220	754	220	754
Collateral sold	8,490	4,084	8,490	4,084
Derivative transactions	47,009	50,472	47,009	50,472
Technical reserves	11,759	10,863	-	-
Reinsurers	16	14	-	-
Other accounts payable	53,264	64,463	51,975	63,620
Income tax	237	280	215	184
Sundry creditors and other accounts Payable	53,027	64,183	51,760	63,436

Subordinated debentures outstanding	9,456	11,395	9,456	11,395

Deferred taxes	604	492	606	492

Total liabilities	480,450	476,001	467,769	464,750

Equity
Paid in capital	37,823	37,823	32,768	32,768
Capital stock	5,637	5,637	5,680	5,680
Additional paid in capital	32,186	32,186	27,088	27,088

Other reserves	15,735	17,207	15,521	15,108
Capital reserves	2,458	2,157	10,973	10,573
Retained earnings	11,401	12,342	2,985	2,389
Result from the valuation of available-for-sale securities	386	1,314	386	1,314
Result from cash flow hedging transactions	30	(90)	30	(90)
Net income	1,460	1,484	1,147	922
Minority interest in capital	5	10	3	1
Total equity	53,563	55,040	48,292	47,877
Total liabilities and equity	534,013	531,041	516,061	512,627

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Mar	31 Mar	31 Mar	31 Mar
	2014	2013	2014	2013
Interest income	7,246	7,681	7,027	7,474
Interest expense	(1,911)	(2,258)	(1,913)	(2,262)

Earned premiums	702	759	-	-
Technical reserves	(261)	(288)	-	-
Claims	(409)	(190)	-	-

Net interest income	5,367	5,704	5,114	5,212

Loan impairment charges	(1,525)	(1,568)	(1,525)	(1,568)
Risk-adjusted net interest income	3,842	4,136	3,589	3,644

Fees and commissions receivable	1,986	2,048	1,897	1,969

Fees payable	(434)	(420)	(435)	(424)

Trading income	726	721	602	584

Other operating income	805	621	861	665

Total operating income	6,925	7,106	6,514	6,438

Administrative and personnel expenses	(5,382)	(5,083)	(5,368)	(5,076)

Net operating income	1,543	2,023	1,146	1,362

Share of profits in equity interest	10	7	12	7

Net income before taxes	1,553	2,030	1,158	1,369
Income tax	(293)	(235)	(159)	(69)
Deferred income tax	176	(388)	149	(378)
Net income before discontinued operations	1,436	1,407	1,148	922

Discontinued operations	25	77	-	-

Minority interest	(1)	-	(1)	-

Net income	1,460	1,484	1,147	922

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2014	37,823	2,458	11,489	290	(9)	3,714	4	55,769

Movements inherent to the shareholders' decision
Shares issue								-
Transfer of result of prior years			3,714			(3,714)		-
Constitution of reserves								-
Cash dividends			(3,781)					(3,781)
Total	-	-	(67)	-	-	(3,714)	-	(3,781)

Movements for the recognition of the comprehensive income

Net income						1,460		1,460
Result from valuation of available- for-sale securities				96				96
Result from cash flow hedging transactions					39			39
Others			(21)W				1	(20)
Total	-	-	(21)	96	39	1,460	1	1,575
Balances at 31 March 2014	37,823	2,458	11,401	386	30	1,460	5	53,563
W Methodology for calculating loan impairment allowances for financial entities implemented in March 2014. Net of tax at 30%.

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2014	32,768	10,973	1,436	290	(9)	2,146	2	47,606

Movements inherent to the shareholders' decision
Share issue								-
Transfer of result of prior years			2,146			(2,146)		-
Constitution of reserves								-
Cash dividends			(576)					(576)
Others
Total	-	-	1,570	-	-	(2,146)	-	(576)

Movements for the recognition of the comprehensive income
Net income						1,147	1	1,148
Result from valuation of available- for-sale securities				96				96
Result from cash flow hedging transactions					39			39
Others			(21) W					(21)
Total	-	-	(21)	96	39	1,147	1	1,262
Balances at 31 March 2014	32,768	10,973	2,985	386	30	1,147	3	48,292
W Methodology for calculating loan impairment allowances for financial entities implemented in March 2014. Net of tax at 30%.

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Mar 2014

Net income	1,460
Adjustments for items not involving cash flow:	3,726
Allowances for loan losses	1,469
Depreciation	345
Amortisation	51
Provisions	1,518
Income tax and deferred taxes	117
Technical reserves	261
Discontinued operations	(25)
Undistributed income from subsidiaries	(10)

Changes in items related to operating activities:
Margin accounts	-
Investment securities	(5,458)
Repurchase agreements	500
Derivative (assets)	941
Loan portfolio	(3,077)
Benefits to be received from trading operations	6
Foreclosed assets	7
Operating assets	(13,631)
Deposits	(18,473)
Bank deposits and other liabilities	6,200
Settlement accounts	220
Creditors repo transactions	19,110
Stock borrowing	-
Collateral sold or delivered as guarantee	(586)
Derivative (liabilities)	(634)
Subordinated debentures outstanding	(8)
Accounts receivables from reinsurers and coinsurers	(6)
Accounts receivables from premiums	15
Reinsurers and bonding	2
Other operating liabilities	(1,833)
Income tax paid	(160)
Funds provided by operating activities	(16,865)

Investing activities:
Acquisition of property, furniture and equipment	(224)
Intangible asset acquisitions & prepaid expenses	(90)
Cash dividends	-
Other investment activities	24
Funds used in investing activities	(290)

Financing activities:
Shares issue	-
Cash dividends	(3,781)
Funds used in financing activities	(3,781)

Financing activities:
Decrease in cash and equivalents	(15,750)
Cash and equivalents at beginning of period	55,407
Cash and equivalents at end of period	39,657

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	31 Mar 2014

Net income	1,147
Adjustments for items not involving cash flow:	3,352
Allowances for loan losses	1,469
Depreciation	345
Amortisation	51
Provisions	1,488
Income tax and deferred taxes	10
Undistributed income from subsidiaries	(11)

Changes in items related to operating activities:
Margin accounts	-
Investment securities	(7,825)
Repurchase agreements	500
Derivative (assets)	941
Loan portfolio	(3,077)
Benefits to be received from trading operations	6
Foreclosed assets	7
Operating assets	(12,768)
Deposits	(18,380)
Bank deposits and other liabilities	6,200
Settlement accounts	-
Creditors repo transactions	19,110
Stock borrowing	-
Collateral sold or delivered as guarantee	(586)
Derivative (liabilities)	(634)
Subordinated debentures outstanding	(8)
Other operating liabilities	(2,831)
Income tax paid	(2)
Funds provided by operating activities	(19,347)

Investing activities:
Acquisition of property, furniture and equipment	(224)
Intangible asset acquisitions & prepaid expenses	(90)
Cash dividends	-
Others	(12)
Funds used in investing activities	(326)

Financing activities:
Share issue	-
Cash dividends	(576)
Funds used in financing activities	(576)

Financing activities:
Increase / Decrease in cash and equivalents	(15,750)
Cash and equivalents at beginning of period	55,407
Cash and equivalents at end of period	39,657

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the quarter ended 31 March 2014 and an explanation of the key reconciling items.

31 Mar
Figures in MXN millions	2014

Grupo Financiero HSBC - Net Income Under Mexican GAAP	1,460

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	29
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	(50)
Loan impairment charges and other differences in presentation under IFRSW	(259)
Recognition of the present value in-force of long-term insurance contracts W	(62)
Other differences in accounting principlesW	(96)
Net income under IFRS	1,022
US dollar equivalent (millions)	77
Add back tax expense	(180)
Profit before tax under IFRS	842
US dollar equivalent (millions)	64

Exchange rate used for conversion	13.23

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

Recoveries of written off loans are presented in Other Operating Income.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•      When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of          loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

• In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Recoveries of written off loans are presented in Loan Impairment Charges.

Present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features ('DPF') and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders' interest in the issuing insurance companies' profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as 'PVIF', is determined by discounting the equity holders' interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in 'Other operating income' on a gross of tax basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 30 April 2014